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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06557                                                              March 19, 2004
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      STI CLASSIC FUNDS
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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
      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of STI Classic Funds (the "Funds") (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Growth and Income Fund, Information & Technology Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Tax Sensitive Growth Stock Fund, Value Income Stock Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Classic Institutional High Quality Bond Fund, Classic Institutional Short-Term Bond Fund, Classic Institutional Super Short Income Plus Fund, Classic Institutional Total Return Bond Fund, Classic Institutional U.S. Government Securities Super Short Income Plus Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund and Classic Institutional U.S. Treasury Securities Money Market Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 19, 2004, and from May 30, 2003 through March 19, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 19, 2004, and from May 30, 2003 through March 19, 2004, with respect to securities reflected in the investment account of the Funds.


STI Classic Funds
July 26, 2004


/s/Douglas Phillips
--------------------------------------------------------------------------------
Douglas Phillips
President and CEO of Trusco Capital Management


/s/Deborah Lamb
--------------------------------------------------------------------------------
Deborah Lamb
Vice President and Assistant Secretary of STI Classic Funds and STI Classic Variable Trust


/s/John Stockinger
--------------------------------------------------------------------------------
John Stockinger
Senior Vice President, SunTrust Bank

                  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
  STI Classic Funds:

  We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about STI Classic Funds (the "Funds") (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Growth and Income Fund, Information & Technology Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Tax Sensitive Growth Stock Fund, Value Income Stock Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Classic Institutional High Quality Bond Fund, Classic Institutional Short-Term Bond Fund, Classic Institutional Super Short Income Plus Fund, Classic Institutional Total Return Bond Fund, Classic Institutional U.S. Government Securities Super Short Income Plus Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund and Classic Institutional U.S. Treasury Securities Money Market Fund separately managed portfolios of the STI Classic Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 19, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

  Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 19, 2004, and with respect to agreement of security purchases and sales, for the period from May 30, 2003 (the date of our last examination) through March 19, 2004:

  - For all securities shown on the safekeeping reports of SunTrust Bank as of March 19, 2004 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Federal Reserve Bank and The Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved;

  - Confirmation of all securities out for transfer with brokers, and/or transfer agents, or alternative procedures;

  - Reconciliation of all such securities to the books and records of the Funds and SunTrust Bank;

  - We confirmed all repurchase agreements shown on the books and records of the Funds as of March 19, 2004 with brokers, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the SunTrust Bank safekeeping reports, noting that such collateral was held for the account of the Funds;

  - Agreement of 89 security purchases and 79 security sales or maturities since our last report from the books and records of the Funds to broker confirmations;

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

  In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 19, 2004 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

  This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

  /s/PricewaterhouseCoopers LLP

  Philadelphia, Pennsylvania
  July 26, 2004



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